Exhibit 99.A

For Immediate Release

Robbins Umeda LLP Files Shareholder Derivative Lawsuit Against CLST Officers and Directors Robert Kaiser, Timothy Durham, and David Tornek

New York, New York, March 3, 2009.  Robbins Umeda LLP announced today that it has, derivatively on behalf of CLST Holdings, Inc. (Other OTC: CLHI.PK – News) (“CLST” or the “Company”), sued Robert Kaiser, Timothy Durham and David Tornek, certain of the Company’s officers and directors.  The complaint was filed on March 2, 2009 in the 134th District Court of Dallas County, Texas, and names Red Oak Partners ("Red Oak"), Pinnacle Fund, LLP and others as plaintiffs.

The complaint alleges that Messrs. Kaiser, Durham, and Tornek orchestrated a scheme to cause the Company to enter into a litany of self-dealing transactions intended for their own benefit and at the expense of the Company and its shareholders and, in so doing, Messrs. Kaiser, Durham, and Tornek violated their fiduciary duties of loyalty, independence, due care, good faith, and fair dealing.  For example, Messrs. Kaiser, Durham and Tornek caused CLST to acquire several assets of questionable value from an undisclosed company which was partly owned by Mr. Durham and caused CLST to issue a vast amount of stock to each of them personally without shareholder approval.

The Complaint asks the Court to order, among other things, a rescission of the self-interested transactions by Messrs. Kaiser, Durham, and Tornek; disgorgement of all ill-gotten gains; award compensatory and punitive damages for their wrongful conduct; remove Messrs. Kaiser, Durham and Tornek from the Board of Directors; and hold an annual meeting of shareholders, which has not occurred for more than two years, or to appoint a conservator to oversee and implement the dissolution plan approved by shareholders in 2007.

“As alleged in the complaint, Messrs. Kaiser, Durham and Tornek have abused their positions in order to enrich themselves at the detriment of the Company’s shareholders, and Red Oak is determined to see that each of them are held responsible and that the Company returns to the fundamental principles of putting shareholder interests first and maximizing shareholder value,” said David Sandberg, Managing Partner of Red Oak.

Red Oak intends to further investigate the matter and believes that other individuals and entities may have aided and abetted or conspired with Messrs. Kaiser, Durham and Tornek in the violation of their fiduciary duties.

Red Oak urges shareholders to review its shareholder derivative petition based upon self-dealing, breach of fiduciary duty, waste of corporate assets and unjust enrichment.

Red Oak and the other Plaintiffs are represented by Robbins Umeda LLP.  If you wish to learn more about the lawsuit, please contact Brian J. Robbins at 800-350-6003 or brobbins@robbinsumeda.com.